SCHEDULE 13D

Amendment No. 2
Showboat Incorporated
Common Stock
Cusip # 825390107
Filing Fee: No


Cusip # 825390107
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	261,300
Item 8:	None
Item 9:	1,871,150
Item 10:	None
Item 11:	1,871,150
Item 13:	12.15%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.00 par value (the "Shares") of Showboat Incorporated, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 2800 Freemont Street, Las Vegas, NV
89104-4035.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

 	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by eight of the Fidelity Funds, and five of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds which own or owned Shares purchased in the aggregate 3,280,350 Shares for cash in the amount of approximately $51,435,226, including brokerage commissions. The Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Proceeds from 1,670,500 Shares sold aggregated approximately $21,433,584. The attached Schedule B sets forth Shares purchased and/or sold since July 26, 1995.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 339,100 Shares for cash in the amount of approximately $5,803,799, including brokerage commissions.
Except as described below, the Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Of the 221,200 Shares of common stock owned by one Account as of September 12, 1995, 221,200
Shares were purchased on margin pursuant to a typical customer margin agreement with Bear, Stearns & Co. In addition, of the 20,200 Shares of common stock owned by a different Account as of such date, 20,200 Shares were purchased on margin pursuant to a typical customer margin agreement with Bear, Stearns & Co. Of the 225,000 Shares of common stock owned by one Account as of such date, 225,000 Shares were purchased on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co.
Proceeds from 77,800 Shares sold aggregated approximately $1,341,095. The attached Schedule B sets forth Shares purchased and/or sold since July 26, 1995.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	FMR, Fidelity, and FMTC, beneficially own all 1,871,150
Shares.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 1,609,850 Shares, or approximately
10.45% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 261,300 Shares, or approximately 1.70% of the outstanding Shares of the Company.
Neither FMR, Fidelity, FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 1,871,150 Shares, or approximately 12.15% of the outstanding Shares of the Company.

	(b)	FMR, through its control of Fidelity, investment
advisor to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 1,609,850 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds' Board of Trustees. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 261,300 Shares and sole power to vote or to direct the voting of 261,300 Shares, and no power to vote or to direct the voting of 0 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Other than the margin agreements described in Item 3 above and except as described in the following paragraph, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issues by the Company, and may from time to time purchase and/or sell such debt securities.

Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	September 19, 1995	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

Mark Peterson	Exec.	Exec.
V.P.-Management	V.P.-Management
Resources	Resources, FMR

Denis McCarthy	Sr. Vice Pres. - 	Vice Pres., Chief
Chief Financial	Financial Officer,
Officer	FMR



SCHEDULE B


Showboat Incorporated

Three Fidelity Fund(s) purchased Shares since July 26, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	07-26-95	14,500	$19.96
	07-27-95	15,000	20.65
	07-28-95	20,000	20.91
	07-31-95	29,200	21.50
	08-01-95	700	21.13
	08-02-95	20,000	21.03
	08-07-95	23,000	21.13
	08-08-95	10,300	21.09
	08-21-95	5,000	22.50
	08-22-95	7,100	22.50
	08-25-95	8,500	22.44
	08-31-95	8,200	23.00
	09-01-95	50,000	23.00
	09-07-95	5,000	23.60
	09-08-95	3,600	23.50





SCHEDULE B


Showboat Incorporated

Three Fidelity Fund(s) sold Shares since July 26, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	07-31-95	35,000	21.56
	08-16-95	3,000	22.88
	08-21-95	15,000	22.50
	08-23-95	20,000	22.25
	08-30-95	13,500	22.87
	09-01-95	80,000	23.06
	09-05-95	10,000	23.38
	09-06-95	10,000	23.63
 .	09-11-95	5,000	24.25
	09-12-95	25,000	24.22




SCHEDULE B


Showboat Incorporated

Five Account(s) purchased Shares since July 26, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	08-08-95	1,100	21.09
	08-21-95	15,000	22.50
	08-25-95	1,000	22.44
	08-28-95	25,000	22.85
	08-29-95	20,800	23.05
	08-30-95	5,000	22.75
	08-31-95	200	23.00
	09-01-95	30,000	23.13
	09-05-95	7,000	23.29
	09-08-95	400	23.50
	09-11-95	22,800	24.17
	09-12-95	60,000	24.28